EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

J. C. Penney Company, Inc.:

We consent to the use of our reports dated March 29, 2010, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report on the consolidated financial statements refers to the change in the Company’s method of accounting for inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method in 2009, the change in manner in which it accounts for and discloses fair value measurements in 2008 and the transition to a fiscal year-end measurement date to record the funded status of defined pension and other benefit plans in 2008.

KPMG LLP

Dallas, Texas

April 21, 2010